UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PAR Technology Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-09720	16-1434688
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991
(Address of Principal Executive Offices) (Zip Code)

Cathy A. King, Esq. (315) 738-0600
Name and Telephone Number Including Area Code of the Person to Contact in Connection With This Report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 -  Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

PAR Technology Corporation (the “Company”, “we”, “us” or “our”) has determined that from January 1, 2017 - December 31, 2017, certain Conflict Minerals (as defined by Item 1.01(d)(3) of Form SD) were necessary to the functionality and/or production of products that we manufactured or that we contracted to manufacture (the “Covered Products”). Based on a reasonable country of origin inquiry, we are unable to determine whether such Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country sharing an internationally recognized border with the Democratic Republic of the Congo (together, “Covered Countries”).

We undertook our reasonable country of origin inquiry by asking those suppliers that we identified as suppliers of Covered Products to submit information identifying whether the Covered Products contained Conflict Minerals from a Covered Country. We asked that our suppliers provide their responses on the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (“CMRT”).

There are multiple tiers between us, our suppliers and the source(s) of any Conflict Minerals contained in our Covered Products. Because we do not purchase Conflict Minerals directly from the mines, smelters or refiners, we rely on our contract manufacturers to report on their direct suppliers and provide information regarding the origin of any Conflict Minerals that may be contained in our Covered Products. Due to incomplete responses from our suppliers on the CMRT, we were unable to conclude that there was no reason to believe that Conflict Minerals in our Covered Products may have originated in a Covered Country.

This disclosure is available on our website at: https://www.partech.com/about-us/investors/sec-filings/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PAR TECHNOLOGY CORPORATION
(Registrant)

Date: May 31, 2018	/s/ Bryan A. Menar
Bryan A. Menar
Chief Financial Officer